Exhibit 99.1

Oriental Culture Holding LTD Announces First Half Year of 2023 Unaudited Financial Results

Hong Kong, November 17, 2023 – Oriental Culture Holding LTD. (“OCG” or the “Company”) (NASDAQ: OCG), a leading online provider of collectibles and artwork e-commerce services, today announced its unaudited financial results for the six months ended June 30, 2023.

First Half Year of 2023 Financial Highlights

●	Total revenues were approximately $0.8 million for the six months ended June 30, 2023, compared to approximately $17.0 million for the six months ended June 30, 2022.

●	Gross profit was approximately $0.6 million for the six months ended June 30, 2023, compared to approximately $16.0 million for the six months ended June 30, 2022.

●	Profit margin was 76.0% for the six months ended June 30, 2023, compared to 93.7% for the six months ended June 30, 2022.

●	Loss from operations was approximately $2.4 million for the six months ended June 30, 2023, compared to income from operations of approximately $5.1 million for the six months ended June 30, 2022.

●	Net loss was approximately $2.1 million for the six months ended June 30, 2023, compared to net income of approximately $5.6 million for the six months ended June 30, 2022.

Impact of Investigation of our Related Parties

On July 1, 2022, Mr. Huajun Gao and Mr. Aiming Kong, each an 11.5% shareholder of the Company, were detained by Nan County Public Safety Bureau (“NCPSB”) of Yiyang City, Hunan Province, China. On July 26, 2022, Nan County People’s Procuratorate approved the arrest of Mr. Gao and Mr. Kong, charging them with illegal business operation of Nanjing Jinwang Art Purchase E-commerce Co., Ltd., a company they controlled (“Nanjing Jinwang”). On July 1, 2022, the bank accounts of Nanjing Jinwang were frozen by NCPSB, including a trust account into which the customers of the Company deposit their security deposits to trade on the Company’s two online trading platforms which the Company entrusted Nanjing Jinwang for escrow.

Also, on July 1, 2022, NCPSB froze certain bank accounts of Kashi Longrui Business Management Services Co., Ltd. (“Kashi Longrui”), Kashi Dongfang Cangpin Culture Development Co., Ltd. (“Kashi Dongfang”) and Nanjing Yanyu Information Technology Co., Ltd. (“Nanjing Yanyu”), all subsidiaries of Jiangsu Yanggu Culture Development Co., Ltd., the variable interest entity of the Company in China (the “VIE”) because they each had business relationships with Nanjing Jinwang.

Neither the Company nor its VIE or subsidiaries of its VIE received any notification of enforcement charges from NCPSB, other than cash and short-term investment in the frozen bank accounts with balances totaling approximately $16.1 million on June 30, 2023 and due from Nangjng Jinwang of approximately $0.5 million relating to the Nanjing Jinwang investigation described above. Mr. Gao and Mr. Kong are not officers, directors or employees of the Company, its VIE or subsidiaries of the VIE.

Due to the investigation of Nanjing Jinwang and frozen bank accounts, the business operations of the Company have been materially and negatively impacted as its customers experienced difficulties withdrawing their security deposits through online banking and have concerns regarding their deposited funds. The Company has taken remedial measures to assist its customers in withdrawing security deposits, such as through manual and in person application with the bank to transfer funds, so they will have confidence in the Company and continue to list and trade art and collectible products on the online platforms of the Company. However, there can be no assurance that these measures will restore customer confidence in using the Company’s services efficiently or at all.

The investigation of Mr. Gao, Mr. Kong and Nanjing Jinwang is ongoing. The Company has and will continue to communicate with NCPSB and other government authorities to obtain more information regarding the investigation and to attempt to unfreeze the bank accounts for the subsidiaries of the VIE. The Company will monitor the investigation and will provide additional information concerning its impact on the Company’s business in due course.

This investigation of the related parties has negative impact on our financial results. Our revenue decreased approximately $16.2 million from approximately $17.0 million for the six months ended June 30, 2022 to approximately $0.8 million for the comparable period of 2023 and our net income decreased approximately $7.7 million from approximately $5.6 million for the six months ended June 30, 2022 to net loss of approximately $2.1 million for the comparable period of 2023.

Share Consolidation

In October, 2023, the shareholders and Board of Directors of the Company approved a share consolidation of each of the issued and unissued ordinary shares with a par value of US$0.00005 to be consolidated into one ordinary share with par value of $0.00025 each (the “Share Consolidation”), such that immediately following the Share Consolidation, the authorized share capital of the Company changed from (a) US$50,000 divided into 1,000,000,000 shares with a par value of US$0.00005 per share of which (x) 900,000,000 shares are designated as ordinary shares with a par value of US$0.00005 per share and (y) 100,000,000 shares are designated as preferred shares with a par value of US$0.00005 per share, to (b) US$50,000 divided into 280,000,000 shares of which (x) 180,000,000 shares are designated as ordinary shares with par value of US$0.00025 per share and (y)100,000,000 shares are designated as preferred shares with par value of US$0.00005 per share.

Liquidity and Capital Resources

The Company typically financed its operations through internally generated cash and equity financing. As of June 30, 2023, excluding restricted cash and investments, the Company had approximately $21.6 million in cash The Company’s working capital was approximately $19.8 million at June 30, 2023, excluding the funds that were frozen by NCPSB.

If the Company is unable to realize its assets within the normal operating cycle of a 12-month period, the Company may have to consider supplementing its available sources of funds through the following sources:

●	other available sources of equity or debt financing from financial institutions; and

●	financial support from our related parties and shareholders.

Based on the above considerations, the Company’s management believes that it has sufficient funds to meet its working capital requirements and debt obligations as they become due over the next 12 months.

Results of Operations

The tables in the following discussion summarize our unaudited interim condensed consolidated statements of operations and comprehensive income(loss) for the periods indicated. The operating results in any period are not necessarily of the results that may be expected for any future period.

Six Months Ended June 30, 2023 and June 30, 2022

			Variance
	2023	2022	Amount	%
	(Unaudited)	(Unaudited)
Net Revenues	$722,624	$16,947,668	$(16,225,044)	(95.7)%
Net Revenues – related parties	76,836	99,052	(22,216)	(22.4)%
Total operating revenue	799,460	17,046,720	(16,247,260)	(95.3)%
Cost of revenues	(191,526)	(1,076,308)	884,782	(82.2)%
Gross profit	607,934	15,970,412	(15,362,478)	(96.2)%
Operating expenses	(2,997,869)	(10,896,753)	7,898,884	(71.8)%
Income (loss) from operations	(2,389,935)	5,073,659	(7,463,594)	(148.6)%
Other income	261,869	549,796	(287,927)	(32.3)%
Income (loss) before income taxes	(2,128,066)	5,623,455	(7,751,521)	(137.2)%
Provision for income taxes	8,643	-	8,643	-
Net (loss)/income	(2,136,709)	5,623,455	(7,760,164)	(137.4)%
Foreign currency translation adjustment	(1,075,044)	(1,347,769)	272,725	(20.2)%
Comprehensive (loss) income	$(3,211,753)	$4,275,686	$(7,487,439)	(175.1)%
Weighted average number of ordinary shares outstanding – basic and diluted	4,245,402	4,210,563	34,839	0.8%
Basic and diluted (loss) earnings per share	$(0.50)	$1.34	$(1.84)	(137.7)%

Revenues:

The following table sets forth the principal components of our net revenues by amounts and percentages for the periods indicated. Our overall revenue decrease was mainly due to the negative impact of the investigation of our related parties and frozen bank accounts as discussed above.

	For the Six Months Ended June 30,
	2023		2022
	(Unaudited)		(Unaudited)		Variance
	Revenue	%	Revenue	%	Amount	%
Listing services fees (1)	$54,535	6.8	$1,249,593	7.3	$(1,195,058)	(95.6)%
Transactions fee (2)	497,808	62.3	12,835,350	75.3	(12,337,542)	(96.1)%
Marketing service fees (3)	169,137	21.2	2,855,684	16.8	(2,686,547)	(94.1)%
Other revenues (4)*	77,980	9.7	106,093	0.6	(28,113)	(26.5)%
Total operating revenues, net	$799,460	100.0	$17,046,720	100.0	$(16,247,260)	(95.3)%

*	Including $76,836 and $99,052 from related parties for the six months ended June 30, 2023 and 2022, respectively

(1) Listing service fees: Our performance obligation is to provide listing on our platform. Listing service fees are calculated based on a percentage of the listing value of collectibles, artworks and commodities. Listing value is the total offering price of the collectible, the artwork or the commodity when the ownership units are initially listed on our trading platform. We utilize appraised value as a basis to determine the appropriate listing value for each piece of collectible or artwork, or portfolio of collectibles or artwork. In general, listing service fees are recognized upon completion of our performance obligation. Our standard listing fees range from 2.3% to 5.3% for artwork and collectibles and 1%-6% for commodities of the initial listing value. The rate is dependent on the type of listing and is negotiated on a case by case basis. The average listing period is around three months.

Total listing service fees decreased by approximately $1.2 million or 95.6% from $1,249,593 for the six months ended June 30, 2022 to $54,535 for the comparable period in 2023. During the six months ended June 30, 2023 and 2022, total listing value of listed artwork, collectibles and commodities was approximately $4.7 million and $1.5 billion, respectively. In addition, there was less listing value generated by new products listings with approximately $2.4 million and $33.3 million for new products listed during the six months ended Jun 30, 2023 and 2022, respectively. The number of new collectibles/artwork and commodities listed on our platforms decreased from 29 for the six months ended June 30, 2022 to 2 for the six months ended June 30, 2023. The decrease in our listings was mainly due to the impact from the frozen bank accounts caused by the on-going investigation of our related parties starting in the second half of 2022, which damaged the confidence of customers to continue listing products with us.

(2) Transaction fee revenue: Transaction fee revenue is generally calculated based on the transaction value of collectibles, artwork or commodity per transaction for our services to facilitate the trading transactions. Transaction value is the dollar amount of the purchase and sale of the ownership units of the collectibles, artwork or commodities after it is listed on our platform. We typically charge from 0.15% to 0.3% of the transaction value per transaction from both the purchase and sale side of the transaction resulting in an aggregate of 0.3% to 0.6% of total transaction value. Sometimes, we charge a predetermined transaction rate, which is negotiated on a case by case basis, for selected traders with specific large transactions. Transaction fee revenue also includes predetermined monthly transaction fees, which are negotiated case by case for selected traders with high trading volume, and is recognized and earned over the specified service period.

The Company also had a customer reward points program, pursuant to which reward points were issued for opening a new account or referring customers to open accounts with us during our promotion period. In that regard, customers are required to redeem certain reward points for new listings in addition to the regular listing services fees. If a customer does not own any reward points, he/she can purchase them from other customers on our platform. We do not record revenue when customers redeem any points as it is considered as a prerequisite for a new listing in addition to the regular services fees. The points are traded by and among our customers on the platform and we charge a transaction fee from such points trading. The Company assessed if a material right existed when the Company initially issued the reward points and if the points represent a separate performance obligation. In general, the points were given to customers based on existing accounts or promotions without the customers having to acquire services from the Company, therefore there was no material right and no separate performance obligation exists. There is no liability for unredeemed awards. Transaction fee revenue from the trading of points was approximately $1,500 and $1 million for the six months ended June 30, 2023 and 2022, respectively.

Total transaction fee revenue decreased by approximately $12.3 million or 96.1% from $12,835,350 for the six months ended June 30, 2022 to $497,808 for the comparable period in 2023. The decrease was mainly due to the decrease in total transaction value. The total transaction value on our platforms decreased from approximately $8.3 billion for the six months ended June 30, 2022 to approximately $300 million for the comparable period in 2023. The decrease in our transaction was mainly due to impact from the frozen bank accounts and lack of customers confidence to trade on our platform as discussed above.

(3) Marketing service fees: Marketing service fee revenue is a fee we charge for promoting and marketing our customers’ collectibles or artwork. The services include assisting our customers in connection with his/her/its listing and trading of his/her/its collectible/artwork on our platforms, which mainly includes consulting and supporting services of the marketability for the collectible/artwork; assessing its market value and market acceptance; and assisting in the application and legal protection required for the customer’s collectible/artwork to be approved for listing on our platforms. For marketing service contracts in which the related performance obligations can be completed within one to two months, the Company recognizes the related revenue upon the completion of its performance obligations.

Marketing service agreements also includes providing promotion services for customers’ items as where to place ads on well-known cultural art exchange websites in China, to provide online and offline marketing services including cooperation with auction houses and participate in industry-related exhibitions and fairs. The marketing service fees are charged on various fixed fee basis, which are based on the type of the listing session that the customer applies for and whether the customer has listed and sold its collectible on other platforms before, and they were not tied to the type or value of the underlying collectible/artwork. Marketing service contracts and fees are recognized upon the completion of all performance obligations.

Marketing service fees decreased by approximately $2.6 million or 94.1% from $2,855,684 for the six months ended June 30, 2022 to $169,137 for the comparable period in 2023. The decrease was due to decreased promotion and listing services for collectibles/artwork. During the six months ended June 30, 2023 and 2022, 2 and 29 collectibles/artwork were successfully listed on our platforms, of which we promoted 2 and 29 newly listed collectibles and artwork for our customers, respectively. The decrease was due to the decrease in listing and transactions for reasons stated above which reduced the related marketing services as well.

(4) Other revenues: Other revenues (including $76,836 and $99,052 from related parties for the six months ended June 30, 2023 and 2022, respectively) primarily includes services fees for IT technical support. IT technical support fees are negotiated on a case by case basis and are recognized when the related services have been performed based on the specific terms of the contract. Total other revenues decreased by approximately $0.03 million or 26.5% from $106,093 (including $99,052 from providing technological services to our related parties) for the six months ended June 30, 2022 to $77,980 (including $76,836 from providing technological services to our related parties) for the comparable period in 2023. The decrease was primarily because we provided less consulting and training services to traders for the six months ended June 30, 2023.

Cost of Revenues

Cost of revenues decreased by approximately $0.9 million or 82.2% from $1,076,308 for the six months ended June 30, 2022 to $191,526 for the comparable period in 2023. The decrease in cost of revenues was primarily due to the decrease in storage fees of approximately $0.3 million due to the decrease in the listing value of collectibles/artwork. The warehouse storage fees are based on a certain percentage of the listing value of collectibles/artwork and the decrease in warehouse storage fees was due to an overall decrease in listing value of products during the six months ended June 30, 2023.

Gross Profit

Gross profit for the six months ended June 30, 2022 and 2023 was $15,970,412 and $607,934, respectively. Gross profit decreased by approximately $15.4 million or 96.2% due to the reasons mentioned above.

Selling and Marketing Expenses

Selling and marketing expenses decreased by approximately $7.0 million or 94.3% from $7,392,637 (including $43,897 to a related party) for the six months ended June 30, 2022 to $423,930 for the comparable period in 2023. The decrease was primarily due to the decrease in marketing expenses of approximately $6.6 million as we paid less in commissions due to fewer new listings and traders introduced by third parties, and the decrease of approximately $0.4 million from a related party as we paid no advertising fees to Kashi Jinwang Art Purchase E-commerce Co., Ltd. due to the decrease of revenues, during the six months ended June 30, 2023 compared to the comparable period of 2022. The Company has two types of commission program, one is directly to customers when the customer reached certain transaction volume while the other is to reward third party sales agents for referral of new customers. Commission paid directly to customers are considered as a reduction in sales price. Commission to third party sales agents is usually accrued monthly and paid in one to three months in arrears and recorded in the Company’s selling and marketing expenses.

General and Administrative Expenses

Our general and administrative expenses decreased by approximately $0.9 million, or 24% from $3,504,116 (including $122,274 to a related party) for the six months ended June 30, 2022 to $2,573,939 (including $116,135 to a related party) for the comparable period in 2023. The decrease in our general and administrative expenses was primarily due to the decrease in professional fees of approximately $0.7 million as we incurred less consulting services due to less business and less revenue during the six months ended June 30, 2023.

Other Income

Total other income decreased by approximately $0.3 million or 52.4%, from $549,796 for the six months ended June 30, 2022 to $261,869 for the comparable period in 2023. The other income consists of a gain from a short-term investment, interest income and other income. The decrease was mainly due to the decrease of approximately $0.15 million in other income, which primarily consists of VAT refunds and government subsidies to promote local business development. As part of VAT reform in 2019, a taxpayer in certain service industries was allowed to reclaim an additional 10% of input VAT credit against the amount of VAT payable from April 1, 2019 to June 30, 2023. Our other income from VAT refunds decreased due to decreased revenue during six months ended June 30, 2023.

Provision for Income Taxes

Our provision for income taxes was nil for the six months ended June 30, 2022 and $8,643 for the six months ended June 30, 2023, respectively. We generated most of our income from the subsidiaries of our VIE that had preferential tax treatment which are formed and registered in Kashi in Xinjiang Provence, China. We also provided a 100% allowance on net operating losses from our VIE which incurred losses.

Net Income

Our net income decreased by approximately $7.8 million, or 138%, from $5,623,455 for the six months ended June 30, 2022 to a loss of $2,136,709 for the comparable period in 2023. Such change was the result of the combination of the changes as discussed above.

Basic and diluted (loss) earnings per share

Basic and diluted earnings (loss) per share were $1.34 and $ (0.50) for the six months ended June 30, 2022 and 2023, respectively, a 137.7% decrease.

About Oriental Culture Holding LTD

OCG is an online provider of collectibles and artwork e-commerce services, which allows collectors, artists, art dealers and owners to access an art trading market with a wider range of collectibles and artwork investors. Through its subsidiaries in Hong Kong, the Company provides trading facilitation for individual and institutional customers of all kinds of collectibles, artwork and certain commodities on its online platforms, and online and offline integrated marketing, storage and technical maintenance services to customers in China. For more information about the Company, please visit: www.ocgroup.hk.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company:

IR Department

Email: IR@ocgroup.hk

Phone: (852) 2110-3909

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2023	2022
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and equivalents	$21,569,138	$17,188,833
Restricted cash	14,370,491	11,796,388
Restricted investment	1,686,430	4,703,323
Accounts receivable, net	25,657	207
Accounts receivable - related parties	16,067	29,311
Other receivables and prepaid expenses	641,241	4,441,946
Other receivables - related party	542,600	3,421,345
Escrow	-	600,000
Total current assets	38,851,624	42,181,353

PROPERTY AND EQUIPMENT, NET	9,071,004	9,423,713

OTHER ASSETS
Right-of-use assets	22,834	34,345
Cost method Investment	898,841	932,552
Intangible assets, net	689,555	816,885
Total other assets	1,611,230	1,783,782

Total assets	$49,533,858	$53,388,848

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$2,413,590	$2,959,415
Accounts payable - related parties	-	28,727
Deferred revenue	240,273	449,037
Other payables and accrued liabilities	341,386	290,150
Taxes payable	18,718	13,372
Lease liability - current	22,834	20,808
Total current liabilities	3,036,801	3,761,509

OTHER LIABILITIES
Lease liability - noncurrent	-	11,491

Total liabilities	3,036,801	3,773,000

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, $0.00005 par value, 100,000,000 shares authorized, no shares issued and outstanding	-	-
Ordinary shares, $0.00025 par value, 180,000,000 shares authorized, 6,167,402 shares issued and 4,245,402 shares outstanding as of June 30, 2023 and December 31, 2022*	1,542	1,542
Treasury shares, at cost, 1,922,000 shares	(481)	(481)
Additional paid-in capital	22,442,729	22,349,767
Statutory reserves	140,811	124,757
Retained earnings	26,162,556	28,315,319
Accumulated other comprehensive (loss)	(2,250,100)	(1,175,056)
Total shareholders’ equity	46,497,057	49,615,848

Total liabilities and shareholders’ equity	$49,533,858	$53,388,848

*	Shares and per share data are presented on a retroactive basis to reflect the share consolidation effected on October 10, 2023.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME

	For the Six Months Ended June 30,
	2023	2022

OPERATING REVENUES:
Net revenues	$722,624	$16,947,668
Net revenues - related parties	76,836	99,052
Total operating revenues	799,460	17,046,720

COST OF REVENUES:	(191,526)	(1,076,308)

GROSS PROFIT	607,934	15,970,412

OPERATING EXPENSES:
Selling and marketing	(423,930)	(7,348,740)
Selling and marketing - related party	-	(43,897)
General and administrative	(2,457,804)	(3,381,842)
General and administrative - related parties	(116,135)	(122,274)
Total operating expenses	(2,997,869)	(10,896,753)

INCOME (LOSS) FROM OPERATIONS	(2,389,935)	5,073,659

OTHER INCOME
Gain from short-term investment	69,609	30,237
Interest income	107,765	167,422
Other income, net	84,495	352,137
Total other income, net	261,869	549,796

INCOME (LOSS) BEFORE INCOME TAXES	(2,128,066)	5,623,455

PROVISION FOR INCOME TAX	8,643	-

NET INCOME (LOSS)	(2,136,709)	5,623,455

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(1,075,044)	(1,347,769)

COMPREHENSIVE INCOME (LOSS)	$(3,211,753)	$4,275,686

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	4,245,402	4,210,563

EARNINGS (LOSS) PER SHARE
Basic and diluted	$(0.50)	$1.34

*	Shares and per share data are presented on a retroactive basis to reflect the share consolidation effected on October 10, 2023.